Filed by Ares Acquisition Corporation II pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation II (File No. 001-41691)

The following communication was made available to employees of Kodiak Robotics, Inc. (“Kodiak”) at a townhall held on May 6, 2025 in connection with the proposed business combination (the “Business Combination”) between Ares Acquisition Corporation II (“AACT”) and Kodiak.

KODIAK ROBOTICS, INC.

FREQUENTLY ASKED QUESTIONS

STOCK OPTIONS

General

Q1:	Why am I receiving these FAQs?

A1:

You are receiving these FAQs because you may hold one or more outstanding stock options (“Company Options” or “Awards”) covering shares of the common stock (“Company Common Stock”) of Kodiak Robotics, Inc. (the “Company”) granted under the Kodiak Robotics, Inc. 2018 Equity Incentive Plan (the “Equity Plan”). These FAQs provide brief answers to some commonly asked questions about your Awards and certain changes to Awards contemplated by the proposed Business Combination (as defined below).

If there is any difference between the discussion in these FAQs, which is intended only as a summary of certain key terms of the Business Combination Agreement (as defined below) and the Equity Plan and award agreement under which an Award is granted, then the terms of the Business Combination Agreement or Equity Plan or award agreement, as applicable, will govern. You should consult with your own tax adviser regarding any decisions with respect to your Company Options.

Q2:	Where do I find the award agreements applicable to my Awards?

A2:	If you hold Company Options, you previously received an award agreement under the Equity Plan. If you have questions about your Award paperwork, please contact the Equity Plan administrator.

Q3:	What is the proposed Business Combination?

A3:

As you may be aware, the Company is anticipated to become a publicly traded company, and the shares of the newly combined company are expected to be publicly available (the “Parent Shares”). To this end, we are combining with a special purpose acquisition company or a “SPAC” named Ares Acquisition Corporation II (NYSE: AACT ) (“Parent”). While we have entered into an agreement with Parent (the Business Combination Agreement dated as of April 14, 2025, by and among the Company, Parent and AAC II Merger Sub, Inc. (“Merger Sub”) (such agreement, the “Business Combination Agreement,” and the transactions contemplated under it, the “Business Combination”)), the Business Combination remains subject to the satisfaction of various closing conditions, including certain regulatory approvals and the approval of Parent’s shareholders. The date that the Business Combination actually closes (the “Closing”).

Company Options

Q4:	What happens to my Company Options before the Business Combination?

A4:	Until immediately before the Closing, each outstanding Company Option will continue to vest according to the terms of the applicable grant.

Q5:	What happens to my Company Options in the Business Combination?

A5:

At the effective time of the merger of Merger Sub into the Company as part of the Business Combination (the “Effective Time”), each Company Option that is outstanding and unexercised immediately before the Effective Time will be assumed by Parent and converted into an option to acquire Parent Shares (such option, as converted, an “Assumed Parent Option”).

Q6:	What are the terms of my Assumed Parent Options?

A6:

The terms of an Assumed Parent Option, including vesting and exercisability, will be the same as the terms that applied to the corresponding Company Option immediately before the Effective Time, except that the Assumed Parent Option will (i) cover an adjusted number of Parent Shares, and (ii) have an adjusted exercise price. These adjustments will be made by reference to the Per Share Merger Consideration, as defined in the Business Combination Agreement.

Q7:	What is the Per Share Merger Consideration?

A7:

Generally, the Per Share Merger Consideration, expressed as a ratio, is the quantity of Parent common shares payable per Share to Kodiak Robotics shareholders in connection with the Business Combination. Subject to certain assumptions, the Per Share Merger Consideration currently is estimated to be a ratio of approximately 0.67 Parent Shares for each share of Company Common Stock. The actual Per Share Merger Consideration will be calculated closer to the Closing based on a formula specified in the Business Combination Agreement that takes into account various factors and is intended to preserve the value of the options.

Q8:	How many Parent Shares will my Assumed Parent Options cover?

A8:	The number of Parent Shares subject to each Assumed Parent Option will equal:

(x) the number of shares of Company Common Stock subject to the Company Option that converted into the Assumed Parent Option immediately prior to the Closing, multiplied by

(y) the Per Share Merger Consideration,

with any resulting fractional share rounded down to the nearest whole share, with no cash being payable for any fractional share eliminated by such rounding.

Q9:	What is the exercise price per share of each of my Assumed Parent Options?

A9:	The exercise price per share of each Assumed Parent Option will equal:

(x) the exercise price per share applicable to the Company Option that converted into the Assumed Parent Option immediately prior to the Closing, divided by

(y) the Per Share Merger Consideration,

with any resulting fractional cent rounded up to the nearest whole cent.

Q10:	Can you provide an example of a Company Option that converts to an Assumed Parent Option?

A10:

Assume solely for hypothetical purposes the following example. You hold a Company Option to purchase 1,000 shares of Company Common Stock at a per share exercise price of $3.60 immediately prior to the Closing, resulting in an aggregate exercise price of $3,600. These 1,000 Company Options remain outstanding and unexercised immediately prior to the Closing. They are assumed by Parent and converted into an Assumed Parent Option. Further assume that the Per Share Merger Consideration is a ratio of 0.67 Parent Shares for each share of Company Common Stock.

The 1,000 shares of Company Common Stock subject to the Company Option will be adjusted at the Effective Time by multiplying by the Per Share Merger Consideration, with any fractional shares rounded down to the nearest whole share, resulting in a total of 670 Parent Shares. The per share exercise price also will be adjusted by taking the quotient of $3.60 divided by the Per Share Merger Consideration, with any fractional cent rounded up to the nearest whole cent, resulting in a per share exercise price of $5.38 for the Assumed Parent Option and an aggregate exercise price of $3,604.60.

Q11:	Will I receive other consideration in respect of my Company Options?

A11:

If you hold a Company Option and will continue in service to Kodiak Robotics following the Closing, in addition to receiving an Assumed Parent Option on generally the terms described above, e following the Closing, you will receive an award of Parent restricted stock units (each, an “Earnout RSU”) covering a number of Parent Shares equal to the product of:

(x) the number of Company Common Stock that were issuable upon exercise of such Company Option as of immediately prior to the Closing, multiplied by

(y) 75,000,000 divided by the number of fully diluted shares of Company Common Stock outstanding as of the Closing (rounded down to the nearest whole share, with no cash being payable for any fractional share eliminated by such rounding).

Each Earnout RSU will be subject to substantially the same service-based vesting conditions applicable to the Company Option in respect of which it has been issued, and, subject to satisfaction of such service-based vesting conditions, one-third of such Earnout RSUs will become eligible to vest upon achievement of each of the applicable earn out milestones described in the Business Combination Agreement.

Shares of Company Common Stock

Q12:	What happens in the Business Combination to shares of Company Common Stock that I hold?

A12:

If you hold shares of Company Common Stock, whether through the exercise of a Company Option or other purchase or issuance, the treatment of those shares also will be governed by the Business Combination Agreement. For more information regarding the treatment of those shares, the Company will be filing with the U.S. Securities and Exchange Commission a registration statement which will be publicly available that will describe the Business Combination Agreement and the terms of the Business Combination in greater detail. You should refer to those materials for further information about the shares that you hold.

Certain U.S. Federal Income Tax and Withholding Consequences

The following discussion is intended only as a summary of the general U.S. income tax laws that apply as of the date of these FAQs to Company Options, Earnout RSUs and the sale of shares acquired through such Awards. However, the specific federal, state and local tax consequences to you will depend on your individual circumstances.

Q13:	My Company Options are incentive stock options. What is the general U.S. tax treatment of these Awards?

A13:

If your Company Option is an incentive stock option, you generally will not recognize income as a result of the grant or exercise of the Company Option (although at exercise, certain taxpayers may experience a taxable adjustment for alternative minimum tax purposes). You will recognize gain at the time of sale or other disposition of shares acquired upon exercise of the Company Option. Any gain generally will be taxed at long-term capital gain rates if you sell the shares that you purchased through the exercise:

•	more than two years after the date the Company granted you the Company Option, and

•	more than one year after the date of exercise of the Company Option.

However, if you sell the shares purchased through the exercise of an incentive stock option within either of the two holding periods described above, generally any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price will be taxed at ordinary income rates. Any additional gain generally will be taxable as long-term or short-term capital gain, depending on whether you have held the shares for more than one year.

Any loss that you recognize upon sale of the shares purchased through the exercise of the Company Option, whether before or after expiration of the two-year and one-year holding periods described above, will be treated as a capital loss. The capital loss will be long-term or short-term depending on whether you have held the shares for more than one year.

If you dispose of the shares that you purchased through the exercise of an incentive stock option within either of the above holding periods in a transaction in which you would not recognize a loss (for example, a gift or a charitable donation), the excess of the value of the shares on the exercise date over the exercise price will be taxed at ordinary income rates.

Q14:	Will I owe alternative minimum tax as a result of my incentive stock options?

A14:

It depends. Your incentive stock options may affect the determination of your alternative minimum tax. When you exercise the shares subject to an incentive stock option, you will be required to include the amount equal to the fair market value of the shares on the date of exercise over the exercise price as an adjustment item in the determination of your alternative minimum tax. However, if you dispose of the shares that you purchased through the exercise of an incentive stock option in the same calendar year as the date of exercise of the incentive stock option, then no adjustment with respect to those shares is included in the determination of your alternative minimum tax. The gifting or donation of shares that you purchased through the exercise of an incentive stock option (even after the satisfaction of the two holding periods described above) can have adverse implications on the determination of your alternative minimum tax.

Determination of the alternative minimum tax is complex and highly dependent on the taxpayer’s individual situation. As a result, if you hold Company Options that are incentive stock options, you should consult your tax adviser before exercising any incentive stock options to better understand how the exercise of the Company Option and sale or other disposition of the shares may impact your tax situation.

Q15:	If my Company Options are nonstatutory stock options, what is the general U.S. tax treatment of such Awards?

A15:

If your Company Option is a nonstatutory stock option, you generally will not recognize income as a result of the grant of the Company Option. However, you generally will recognize ordinary income when you exercise the Company Option, to the extent the value on the date of exercise of the shares you receive exceeds the exercise price you pay. For employees, the ordinary income you recognize will be subject to applicable tax withholding at the time of exercise. Any gain (or loss) when you sell the shares generally will be taxable as long-term or short-term capital gain (or loss), depending on whether you have held the shares for more than one year.

Q16:	Will I recognize any income when my Company Options are assumed by Parent and convert to Assumed Parent Options?

A16:

No. If you are a U.S. taxpayer and Parent assumes your Company Options, you generally will not recognize ordinary income at the time of such assumption. The assumption will also not be considered a disposition or sale for purposes of the two holding periods applicable to incentive stock options described above.

Q17:	What is the general U.S. tax treatment of the Earnout RSUs?

A17:

You will not have taxable income at the time you are granted Earnout RSUs. Instead, you generally will recognize ordinary income when the Earnout RSUs vest and the Parent Shares are delivered to you. The amount of ordinary income you recognize will equal the fair market value of the Parent Shares on the vesting date.

Any gain or loss you recognize upon the sale or exchange of Parent Shares that you acquire through the vesting of the Earnout RSUs generally will be treated as capital gain or loss and will be long-term or short-term depending upon whether you held the Parent Shares for more than one year.

You should consult your own tax adviser as to the specific tax implications to you of the Business Combination with respect to your Assumed Parent Options and the specific tax implications of the Earnout RSUs, in each case, including the applicability and effect of federal, state, local and non-U.S. tax laws. If you are subject to the tax laws of a country other than the U.S., or the tax laws of multiple countries, there may be other tax consequences that may apply to you. Your federal, state, local and non-U.S. tax consequences depend upon your unique circumstances.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, each as amended. These include AACT’s or Kodiak’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Kodiak’s and AACT’s expectations with respect to future performance, the addressable market for Kodiak’s products, Kodiak’s operational and product roadmap and its ability to produce its products at a commercial level, the competitive and regulatory landscape for Kodiak’s products, Kodiak’s estimated target economics, the capitalization of AACT after giving effect to the proposed business combination between AACT and Kodiak (the “proposed business combination”) and expectations with respect to the future performance and the success of the combined company following the consummation of the proposed business combination (the “combined company”). These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Kodiak’s and AACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kodiak and AACT. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the equity holders of Kodiak or AACT is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks related to the rollout of Kodiak’s business and the timing of expected business milestones; the effects of competition on Kodiak’s business; supply shortages in the materials necessary for the production of Kodiak’s products; risks related to working with third-party manufacturers for key components of Kodiak’s products; risks related to the retrofitting of Kodiak’s vehicles by third parties; the termination or suspension of any of Kodiak’s contracts or the reduction in counterparty spending; delays in Kodiak’s operational roadmap with key partners and customers; the amount of redemption requests made by AACT’s public equity holders; and the ability of AACT or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Kodiak, AACT or the combined company resulting from the proposed business combination with the U.S. Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Kodiak nor AACT presently know or that Kodiak and AACT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Kodiak’s and AACT’s expectations, plans or forecasts of future events and views as of the date they are made. Kodiak and AACT anticipate that subsequent events and developments will cause Kodiak’s and AACT’s assessments to change. However, while Kodiak and AACT may elect to update these forward-looking statements at some point in the future, Kodiak and AACT specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Kodiak’s or AACT’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Kodiak, AACT, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this communication contains certain information about the historical performance of Kodiak. You should not view information related to the past performance of Kodiak as indicative of future results. Certain information set forth in this communication includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed business combination, AACT and Kodiak plan to file a registration statement on Form S-4 relating to the transactions (the “Registration Statement”) with the SEC, which will include a prospectus with respect to the combined company’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement with respect to the shareholder meeting of AACT to vote on the proposed business combination. AACT and Kodiak also plan to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of AACT as of the record date to be established for voting on the proposed business combination. SECURITY HOLDERS OF KODIAK AND AACT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Kodiak and AACT once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by AACT may be obtained free of charge from AACT at www.aresacquisitioncorporationii.com. Alternatively, these documents, when available, can be obtained free of charge from AACT upon written request to Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, NY 10167, Attn: Secretary, or by calling (888) 818-5298. The information contained on, or that may be accessed through the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

AACT, Kodiak and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of AACT in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of AACT’s executive officers and directors in the solicitation by reading AACT’s final prospectus related to its initial public offering filed with the SEC on April 24, 2023, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of AACT’s participants in the solicitation, which may, in some cases, be different from those of AACT’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AACT, Kodiak or the combined company resulting from the proposed business combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.